# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dayforce, Inc., CIK 0001725057
CUSIP: 15677J108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3311 EAST OLD SHAKOPEE ROAD, MINNEAPOLIS, Minnesota (MN), 55425
Date of event which requires filing of this statement: 10/08/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000080255
Persons authorized to receive notices and communications: Ellen York, T. Rowe Price Associates, Inc., 1307 Point Street, Baltimore, Maryland (MD), 21231, 410-345-4676

## Reporting persons
- PRICE T ROWE ASSOCIATES INC /MD/ (CIK 0000080255): type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 24,000,024; shared voting power 0; sole dispositive power 24,801,614; shared dispositive power 0; aggregate amount beneficially owned 24,801,614 (15.5% of the class)
  Comment: (1) Based on 159,957,342 shares of voting stock of the Issuer, comprised of 158,006,476 shares of Common Stock outstanding as of September 25, 2025 and an additional 1,950,866 shares of Common Stock issuable upon exchange of the Exchangeable Shares of the Issuer outstanding as of such date, as reported in the Proxy Statement filed with the SEC on September 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Dayforce, Inc.
Address of issuer's principal executive offices: 3311 EAST OLD SHAKOPEE ROAD, MINNEAPOLIS, Minnesota (MN), 55425

## Item 2. Identity and Background
Name of person filing:
This statement is filed by T. Rowe Price Associates, Inc., a Maryland corporation (the "Reporting Person"). This statement supersedes the Schedule 13G as last amended by Amendment No. 7 filed on June 6, 2025, filed by T. Rowe Price Associates, Inc. relating to shares of Common Stock of the Issuer.
Set forth in the attached Schedule A and incorporated herein by reference is a listing of the information, including name, principal place of business, and citizenship, concerning each executive officer and director of the Reporting Person (collectively, the "Covered Persons") as required by Instruction C of Schedule 13D. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The principal business address of the Reporting Person is 1307 Point Street, Baltimore, Maryland 21231.
Present principal occupation or employment: The Reporting Person is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering investment advisory, sub-advisory and supervisory services to investment companies (the "Funds") registered under the Investment Company Act of 1940, as amended, as well as to individually managed accounts for institutional and other clients (the "Accounts").
Criminal convictions in the last five years: Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Maryland corporation. The citizenship of each Covered Person is set forth on Schedule A and incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 24,801,614 shares of Common Stock reported herein are held on behalf of Funds and Accounts managed by the Reporting Person on a discretionary basis and were acquired by the Reporting Person in the Issuer's initial public offering and from time to time in the normal course of business at purchase prices ranging from $22.00 to $129.87 using the cash reserves of the respective Funds and Accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of business. The Reporting Person acquired such shares of Common Stock because it believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.
On October 8, 2025, the Reporting Person issued an open letter outlining the reasons for its opposition to the proposed acquisition of the Issuer by Thoma Bravo (the "Proposed Acquisition") as described in the Definitive Proxy Statement on Schedule 14A filed by the Issuer with the SEC on September 29, 2025 (the "Proxy Statement"). A copy of the letter is filed as Exhibit 1 hereto and is incorporated by reference herein. Representatives of the Reporting Person have previously engaged, and may continue to engage, in discussions with members of the Issuer's management and board, other stockholders and affiliates of any of the foregoing, and other interested persons regarding, among other things, the Proposed Acquisition, as well as the Issuer's business, prospects, and strategies to enhance stockholder value. In addition, the Reporting Person intends to vote against the proposal to approve the Proposed Acquisition being presented at the upcoming special meeting of stockholders of the Issuer to be held on November 12, 2025 as described in the Proxy Statement.
The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Issuer's board, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of its Securities, in the open market or otherwise, at any time and from time to time, and engaging in short selling of or any hedging or similar transactions with respect to the Securities. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to its investment in the Common Stock.
The Reporting Person does not intend to, nor does it reserve the right to, engage in a control transaction, or any contested solicitation for the election of directors, with respect to the Issuer.
Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(i) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D are incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Information concerning transactions in the Common Stock effected by the Reporting Person during the past sixty days is set forth in Schedule B hereto and is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds:
The Reporting Person does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.
The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which the Reporting Person serves as investment adviser. Any and all discretionary authority which has been delegated to the Reporting Person may be revoked in whole or in part at any time.
Not more than 5% of the class of such securities is owned by any one client subject to the investment advice of the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Letter dated October 8, 2025

## Signatures
- PRICE T ROWE ASSOCIATES INC /MD/: /s/ Ellen York, Ellen York, Vice President (10/08/2025)